AMERICAN DAIRY, INC.
                                  [Letterhead]


                                                                    July 9, 2007

VIA EDGAR AND FAX

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

         Re:      American Dairy, Inc. (the "Company")
                  Registration Statement on Form S-1
                  (File No. 333-128075)

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m. Eastern Standard Time, on Tuesday, July 10, 2007, or as soon thereafter as practicable.

      In connection herewith, the Company hereby acknowledges that:

      o Should the Securities and Exchange Commission (the "Commission"), or the Commissions staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the deferral securities laws of the United States.

                                   Sincerely,

                                   AMERICAN DAIRY, INC.


                                   By: /s/ Leng You-bin
                                       -----------------------------
                                           Leng You-bin,
                                            Chief Executive Officer